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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                        (Amendment No. ________________)*


                        Gateway Data Sciences Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   367596 10 3
                              ---------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------               -----------------------------------
CUSIP No.    367596 10 3             13G     Page      2     of       6    Pages
------------------------------               -----------------------------------
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gregory S. Anderson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
        NUMBER OF           5        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   10,270
        OWNED BY          ------------------------------------------------------
          EACH              6        SHARED VOTING POWER
        REPORTING
         PERSON                      729,591
          WITH            ------------------------------------------------------
                            7        SOLE DISPOSITIVE POWER

                                     10,270
                          ------------------------------------------------------
                            8        SHARED DISPOSITIVE POWER

                                     729,591
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         739,861
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES* |_|

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         24.6%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

---------------------------                    ---------------------------------
CUSIP NO.   367596 10 3                                Page 3 of 6 Pages
---------------------------                    ---------------------------------

Item 1.

         (a)      Name of Issuer  - Gateway Data Sciences Corporation

         (b)      Address of Issuer's Principal Executive Offices
                           3410 E. University Drive, Suite 100
                           Phoenix, Arizona  85034

Item 2.

         (a)      Name of Person Filing  - Gregory S. Anderson

         (b)      Address of Principal Business Office or, if none, Residence
                           Anderson Wells Company
                           400 E. Van Buren Street, Ste. 750
                           Phoenix, Arizona  85004

         (c)      Citizenship  or  Place of  Organization  -  United  States  of
                  America

         (d)      Title of Class of Securities - Common Stock

         (e)      CUSIP Number - 367596 10 3

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a: NOT APPLICABLE

         (a)  |_| Broker or Dealer registered under Section 15 of the Act

         (b)  |_| Bank as defined in section 3(a)(6) of the Act

         (c)  |_| Insurance Company as defined in section 3(a)(19) of the Act

         (d)  |_| Investment   Company   registered   under  section  8  of  the
                  Investment Company Act

         (e)  |_| Investment   Adviser  registered  under  section  203  of  the
                  Investment Advisers Act of 1940

         (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

         (g)  |_| Parent     Holding     Company,     in     accordance     with
                  ss.240.13d-1(b)(ii)(G)

         (h)  |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

---------------------------                    ---------------------------------
CUSIP NO.   367596 10 3                                Page 4 of 6 Pages
---------------------------                    ---------------------------------

Item 4.  Ownership

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount Beneficially Owned - 739,861

         (b)      Percent of Class - 24.6%

         (c)      Number of shares as to which such person has:

                  (i) sole  power to vote or to  direct  the vote - 10,270
                  (ii) shared  power to vote or to direct  the vote -  729,591
                  (iii) sole power to dispose or to direct the disposition of - 10,270
                  (iv) shared power to dispose or to direct the disposition of - 729,591

                           The  amount of  shares  of Common  Stock set forth in
                  Items 4(c)(i) and 4(c)(iii) above includes (i) 4,138 shares issuable upon the exercise of warrants, and (ii) 4,600 shares issuable upon the exercise of stock options.

                           The  amount of  shares  of Common  Stock set forth in
                  Items 4(c)(ii) and 4(c)(iv) above includes 254,423 shares held by Sundance Venture Partners, L.P. ("SVP") and 190,196 shares issuable upon the exercise of warrants held by SVP. The reporting person is President of Anderson Wells Company ("A&W"), which manages SVP and which is a 1% General Partner and Manager of SVP. The reporting person also is a director and officer of A&W's wholly owned subsidiary, Sundance Capital Corporation ("SCC"), which is a 99% Limited Partner of SVP.

                           The  amount of  shares  of Common  Stock set forth in
                  Items 4(c)(ii) and 4(c)(iv) above also includes 284,972 shares held by SCC. The reporting person is a director and officer of SCC and is President of A&W, which owns 100% of the outstanding share capital of SCC.

                           The reporting person disclaims  beneficial  ownership
                  of all shares held by SVP and SCC, except to the extent that his individual interest in such shares arises from his interest in each such entity.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

---------------------------                    ---------------------------------
CUSIP NO.   367596 10 3                                Page 5 of 6 Pages
---------------------------                    ---------------------------------

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Certain shares beneficially owned by the reporting person are held in the name of SVP and SCC. As a result, such entities have the right to receive dividends from their respective shares or proceeds from the sales of their respective shares. SVP and SCC each beneficially own more than 5% of the Common Stock of the Issuer. In addition, A&W (i) manages SVP and is a 1% General Partner of SVP, and (ii) beneficially owns 100% of the outstanding share capital of SCC. As a result, A&W beneficially owns more than 5% of the Common Stock of the Issuer. See response to Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group

                  NOT APPLICABLE

Item 9.  Notice of Dissolution of Group

                  NOT APPLICABLE

Item 10.  Certification

                  NOT APPLICABLE

---------------------------                    ---------------------------------
CUSIP NO.   367596 10 3                                Page 6 of 6 Pages
---------------------------                    ---------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    2/5/1997
                                    --------
                                      Date

                             /s/ Gregory S. Anderson
                             -----------------------
                                    Signature

                               Gregory S. Anderson
                             -----------------------
                                   Name/Title